UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934


                          TRILUCENT TECHNOLOGIES CORP.
                                (Name of Issuer)


                         COMMON STOCK, PAR VALUE $0.001
                         (Title of Class of Securities)


                                    896204104
                                 (CUSIP Number)


  JERRY WITTE, 825 S. ST. MARY'S AVE., SAN ANTONIO, TEXAS 78205 (210) 444-2795 (Name, address and telephone number of person authorized to receive notices and communications)


                                  APRIL 7, 2001
            (Date of Event, which Requires Filing of This Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13A, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ( ).

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                                  SCHEDULE 13D

CUSIP  NO.  896204104                       PAGE 2 OF 5 PAGES INCLUDING EXHIBITS


1)  NAME  OF  REPORTING  PERSONS           Jerry  Witte, an individual ("Witte")

     S.S.  OR  I.R.S.  IDENTIFICATION  NO. OF ABOVE PERSON           ###-##-####

2)  CHECK  THE  APPROPRIATE  BOX  IF  EITHER  IS  A  MEMBER  OF  A  GROUP
                                                                        (A) (X )
                                                                        (B) (  )

3)  SEC  USE  ONLY


4)  SOURCE  OF  FUNDS
 OO

5)  CHECK  BOX  IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
2(D)  OR  2(E).     [   ]

6)  CITIZENSHIP  OR  PLACE  OF  ORGANIZATION
Witte  is  a  citizen  of  the  United  States.

7)  SOLE  VOTING  POWER               5,647,059
NUMBER  OF
SHARES            BENEFICIALLY     8)  SHARED  VOTING  POWER                  0
OWNED  BY
EACH
REPORTING     9)  SOLE  DISPOSITIVE  POWER          5,647,059
PERSON  WITH

10)  SHARED  DISPOSITIVE  POWER             0

11)  AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON
5,647,059

12)  CHECK  BOX  IF  THE  AGGREGATE  AMOUNT  IN  ROW  (11)  EXCLUDES  CERTAIN
SHARES  (  )

13)  PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)
20%

14)  TYPE  OF  REPORTING  PERSON
IN

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                                  SCHEDULE 13D

CUSIP  NO.  896204104                        PAGE  3  OF  5  INCLUDING  EXHIBITS

ITEM  1.  SECURITY  AND  ISSUER

     This  schedule  relates  to  common  stock,  par value $0.001 per share, of
TriLucent Technologies Corp. ("Common Stock"). TriLucent Technologies Corp. ("TRLT") is a Nevada corporation with principal offices at 825 S. St. Mary's, San Antonio, Texas 78205

ITEM  2.  IDENTITY  AND  BACKGROUND

(a)  This  schedule  is  filed  Jerry  Witte  ("Witte"),  an  individual,

(b) The business address for "Witte" and "TRLT" is 825 S. St. Mary's, San Antonio, Texas 78205.

(c)  "Witte"  is  the  President,  CEO  and  director  for  TRLT.

(d) Neither "Witte" nor "TRLT" has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) during the last five years.

(e) During the last five years, neither "Witte" nor "TRLT" has been a party to a civil proceeding that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws of finding any violation with respect to such laws.

(f)  "TRLT"  is  a  Nevada  Corporation.  "Witte"  is  a  United States Citizen.

ITEM  3.  SOURCE  AND  AMOUNT  OF  FUNDS  OR  OTHER  CONSIDERATION

"WITTE"

"Witte" receive currently owns 5,647,059 common stock shares of "TRLT" "Witte" received these shares in exchange for the 9,000 common stock shares in TriLucent Technologies, Inc. he owned prior to the acquisition of TriLucent Technologies, Inc. by "TRLT.

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                                  SCHEDULE 13D

CUSIP  NO.  896204104                        PAGE  4  OF  5  INCLUDING  EXHIBITS


ITEM  4.  PURPOSE  OF  TRANSACTION

The following discussion states the purpose or purposes of the acquisition of securities of the issuer and describes any plans or proposals resulting in material transactions with "TRLT". "Witte" is an individual who is the President, CEO and director for TRLT.

"Witte" does not have any current plans to purchase additional shares or to dispose of any of his shares in "TRLT."

"Witte" obtained his "TRLT" shares by exchange for the 9,000 common stock shares in TriLucent Technologies, Inc. he owned prior to the acquisition of TriLucent Technologies, Inc. by "TRLT.

"Witte" is not aware of any current plans or proposals, which would involve any extraordinary corporate transaction, involve any sale or transfer of a material amount of the corporation's assets, a change in the directors or management of the corporation or change its capitalization or dividend policies, involve a change in the corporation's business or corporate structure or change its charter or by-laws or the status of the common stock of the corporation.

ITEM  5.  INTEREST  IN  SECURITIES  OF  THE  ISSUER

(a) (i) The aggregate number of the class of securities, identified pursuant to Item 1, owned by "Witte" is 5,647,059. The percentage of the class of securities, identified pursuant to Item 1,owned by "RIFE" is 20%.
(b) (i) For "Witte", the number of shares as to which there is sole power to vote or to direct the vote is 5,647,059; the number of shares with the shared power to vote or to direct the vote is 0; the number of share with the sole power to dispose or to direct the disposition is 5,647,059; the number of shares with shared power to dispose or to direct the disposition is 0. " Witte" is an individual who is also the President, CEO and Director of "TRLT"

(c) There were no transactions in the class of securities reported on that were effected during the last sixty days aside from those discussed in Item 4.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.
     None.

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                                  SCHEDULE 13D

CUSIP  NO.  896204104                        PAGE  5  OF  5  INCLUDING  EXHIBITS



ITEM  7.  MATERIAL  TO  BE  FILED  AS  EXHIBITS.
None.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



JERRY  WITTE,  an  individual


/s/Jerry Witte
   Jerry  Witte



ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1061).

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